November 4, 2005

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20002

Re: Commission Letter of October 19, 2005 to Pinnacle Data Systems, Inc.

Dear Ms. Collins:

The following are our responses to the numbered questions of your reference letter:

1.	We note your response to our prior comment no. 2 where you indicate that EITF 00-21 does not apply to your multiple element arrangements since you bill each element separately. Please be advised that separate contracts that are entered into at or near the same time are presumed to be negotiated as package (see paragraph 2 of EITF 00-21). In addition it is not evident from your response or disclosures what product and services you are providing that may be included in multiple element arrangements. Considering this clarify for us the specific products or services included in multiple element arrangements (i.e. intelligent network services, supply chain management, repair etc.), how you have established fair value for those elements, how you have allocated the arrangement fee to each element and your revenue recognition for each element.

It appears that, in our August 12 response, we failed to adequately clarify the point that these negotiations with customers are separated by several years. We cited in that response the example of selling custom-designed hardware and then later selling out-of-warranty repair services on that hardware. The largest example of that is with a customer with which we originally negotiated terms of sales of custom-designed hardware in 1999, then negotiated a repair services arrangement in 2003. In the other example, we negotiated terms for depot repair of circuit boards in 1997, then negotiated terms for warehousing and inventory management after moving into our current (larger) facility in mid-1999.

We promote life-cycle management to original equipment manufacturers, and attempt to differentiate ourselves in the marketplace by representing that we can cover the entire life-cycle, including engineering design, development and manufacturing, service, support and logistics, and end-of-life management. The reality is that customers do not sign up for the entire list of services at one time. They typically come to us when they are ready for the next stage. That may result in different personnel being in place by the time the next stage is reached, or may even involve a different department or division within the customer from the unit that negotiated the original product or service.

2.	We note your response to our prior comment no. 4 relating to inventory management programs. It is not evident from your response what services are performed/provided pursuant to your inventory management programs. Provide us a detailed description of these programs. Tell us whether your inventory management programs include managing inventory sold to your customers. If they do, tell us your revenue recognition policy for inventory that is sold but not shipped to customers and how it complies with each of the criteria in paragraph A.3.a. of SAB Topic 13 relating to bill and hold arrangement.

Our inventory management programs have historically been sold primarily to customers for whom we repair their own manufactured and owned inventory. Those inventory management programs include receiving, inspection, storage with environmental and security controls, database management, stocking level management, cycle counting, order fulfillment and packout. We maintain electronic data interface data portals in which the customer can monitor their stocking levels online. These services include vendor and freight management, bar code and internet-based tracking systems, and comprehensive warranty administration.

We have one product customer program that entails a form of inventory management. That program involves us procuring materials that we record as inventory on our balance sheet. We recognize revenue only upon shipment of product to our customer. There is no bill and hold situation, in that no revenue is recognized for inventory still in our facility.

3.	We note that your revenue decreased by 38% in the second quarter of 2005 due to slower than anticipated orders and longer closure rates for new product programs. Your discussion does not appear to clearly explain or quantify the factors that contributed to your decline in revenue or operating expenses in the second quarter i.e. how much of the decrease in revenue relates to slower anticipated orders and longer closure rates and what expenses contributed to the decrease in operating expenses and by how much. Tell us how you considered disclosing this information in your discussion of operating results. In addition tell us whether you expect the trend in decreased revenue to continue and how you considered discussing the future trends of your business. We refer you to SEC Release Nos. 33-8350 and 33-6835.

Our disclosure states that slower orders and longer closure rates contributed to actual revenue being lower than our expectations for the 2005 periods. Those factors are not cited as explaining why 2005 revenue declined from 2004. The disclosure goes on to explain that 2005 revenue was not as high as 2004 because there were two large one-time orders in 2004 that, as we explained back in our 2004 disclosures, made the first two quarters of 2004 largely unrepresentative of our general growth rate.

The component of operating expenses that declined from 2004 to 2005 were what we termed in our disclosure “profitability-based expenses”, which include management and staff incentive compensation and sales commissions based on gross margin on materials. These expenses declined 70%, proportionately with the decline in net income.

We stated in the Overview section of the MD&A of our second quarter 10-QSB that we expected the revenue in the second half of 2005 to exceed that of the second half of 2004. That was bourn out by the actual results in the recently completed third quarter.

4.	As it relates to the default of Silicon Graphics, a significant customer, tell us whether you will continue to do business with this Company and if not, how you considered discussing the impact of this on your revenues and liquidity. Also tell us how you considered disclosing the significance of this customer.

We did not believe that it was probable that Silicon Graphics (SGI) would not continue to be a customer. We maintained an amicable working dialogue with them and monitored their efforts to obtain new funding, and believed that they would likely be successful in those efforts and therefore continue their operations with the aid of our services, which would resolve the viability issues and reduce the risk of doing business with them back to the level of any typical customer. (SGI announced a new $100 million credit facility in late October.) We believed that a Chapter 11 filing was the second-most likely probability, in which case our receivable would be at risk, but we could be paid for future repair services, as that service is vital to their operations. At any rate, we believed that our expectation of continuing to do business with SGI was implicit in our discussion.

Given, these mitigating factors, we considered the assets on our balance sheet relating to SGI to be the measures of their significance as a customer, much more than their portion of our ongoing levels of revenue and profitability. Given that belief, we considered our citation of the amounts of the receivables and inventory relating to SGI in our disclosure to be our indication of SGI’s significance as a customer. We intend to update the discussion about SGI in our third quarter disclosure.

SGI announced a new $100 million credit facility in late October.

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to discuss our filings.

Respectfully,

/s/ Michael R. Sayre

Executive Vice President and Chief Financial Officer